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                                  PRESS RELEASE
                    Notes Interest/Disposition of Properties

        China Pacific, Inc. (NASDAQ-SmallCap-CHNA-Date: January 19, 1999) (the "Company") reported today that the Company is unable to make the January 15, 1999 interest payment due on the approximately $15 million of the Company's outstanding 9% convertible Notes (the "Notes"), and that on December 31, 1998, it sold its two income residential properties in Hong Kong.

        Pursuant to the terms of the Notes, on January 15, 1999, the Company was to make an interest payment of approximately $675,000 to the holders of the Notes. The Company was unable to make this interest payment and the holders of the Notes have advised the Company that the maturity date of the Notes will not be extended and that the holders of the Notes intend to take legal action to enforce their rights under the Notes.

        In addition, the Company has sold its two residential properties located in Hong Kong for a total consideration of $3.55 million.

        The Company decided to sell the Hong Kong residential properties in order to decrease the Company's mortgage loan liabilities and corresponding interest expenses. As a result of the sale of the Hong Kong residential properties, the Company's $5.13 million mortgage loan liabilities have been repaid and replaced by two promissory notes for the total amount of $1.58 million as described below. Because the proceeds from the sale of the Hong Kong residential properties were insufficient to pay the bank loans on the properties, the Company's subsidiaries through which the properties were held have issued two promissory notes for a total principal amount of $1.58 million, each with a term of three years and bearing interest at the rate of 5% per annum, payable upon maturity of the promissory notes. Payment of principal and interest on promissory notes is guaranteed by the Company.

        Also, effective as of December 22, 1998, Mr. Albert Choi resigned from his positions as Secretary of Company. Mr. Xin-Chuan Huang, currently a director of the Company, has been appointed as new Secretary of the Company, effective immediately.

        China Pacific, Inc. is a producer of iron and steel products in Sichuan Province, The People's Republic of China, through its majority interest in Chengdu Chengkang Iron and Steel Co., Ltd. Additional corporate information is available at the Company's web site - www.chinapacific.com, or contact Los Angeles office at (562) 433 -1882.

"The information in this press release includes certain "forward looking" statements within the meaning of the "Safe Harbor" provisions of the federal securities law. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, it can give no assurance that such expectations or any of its forward looking statements will prove to be correct. Factors that could cause results to differ include, but are not limited to, the Company's limited operating history, the uncertainty of market, the impact of competitive products and pricing, and general economic and political risks."


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